05044195

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 8 2005
WASH, D.C.
203

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bullish Bob Bagley Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2532-A Cedar Springs
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Bagley, President 214-954-4449
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Krempein & Willingham, LLP
(Name – *if individual, state last, first, middle name*)

14920 Preston Road, Suite 404, PMB #347	Dallas	Texas	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bob Bagley, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bullish Bob Bagley Securities, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Judy Anderson
Notary Public, State of Texas
My Comm. Expires 10/19/08

Signature

President
Title

Notary Public

RECEIVED
NOV 28 2005
SEC MAIL PROCESSING SECTION
WASH, D.C.
203

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BULLISH BOB BAGLEY SECURITIES, INC.

Independent Auditors' Report

and Financial Statements

September 30, 2005

TABLE OF CONTENTS

KREMPEIN & WILLINGHAM, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Bullish Bob Bagley Securities, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Bullish Bob Bagley Securities, Inc. as of September 30, 2005, and the related statements of loss, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bullish Bob Bagley Securities, Inc. as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Krempein & Willingham, LLP

October 19, 2005
Dallas, Texas

14902 Preston Road | Suite 404 | PMB #347 | Dallas, Texas 75254 | *Phone* 469.222.3990 | *Fax* 972.250.2234

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Financial Condition
September 30, 2005

ASSETS

CURRENT ASSETS	
Cash	$ 110,780
Investments	(15,474)
Deposits	9,000
TOTAL CURRENT ASSETS	104,306
FURNITURE AND EQUIPMENT	
Office furniture and equipment	67,598
Less accumulated depreciation	63,387
NET FURNITURE AND EQUIPMENT	4,211
OTHER ASSETS	
Deferred tax asset (net of allowance of $12,041)	-
	$ 108,517

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES	
Margin debt	$ 15,473
SHAREHOLDER'S EQUITY	
Common stock (10,000 shares authorized, 1,000 shares issued and outstanding, $1.00 par value)	1,000
Additional paid in capital	7,001
Retained earnings	85,043
TOTAL SHAREHOLDER'S EQUITY	93,044
	$ 108,517

The accompanying notes are an integral part of these financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Loss
For the Year Ended September 30, 2005

INCOME	
Fees	$ 113,453
OPERATING EXPENSES	
Clearing expenses	4,080
Depreciation expense	1,980
Interest expense	1,160
Rent expense	30,000
Other operating expenses	56,299
TOTAL OPERATING EXPENSES	93,519
OPERATING INCOME	19,934
OTHER INCOME (EXPENSE)	
Unrealized loss on investments	(22,066)
Realized loss on investments	(450)
Interest income	130
Dividends paid on short investments	(1,958)
TOTAL OTHER INCOME (EXPENSE)	(24,344)
NET LOSS BEFORE BENEFIT OF INCOME TAXES	(4,410)
BENEFIT OF INCOME TAXES	-
NET LOSS	$ (4,410)

The accompanying notes are an integral part of these financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2005

	Number Of Shares	Common Stock	Paid in Capital	Retained Earnings	Total
BALANCE, September 30, 2004	1,000	$ 1,000	$ 7,001	$ 89,453	$ 97,454
Net Loss	-	-		(4,410)	(4,410)
BALANCE, September 30, 2005	1,000	$ 1,000	$ 7,001	$ 85,043	$ 93,044

The accompanying notes are an integral part of these financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended September 30, 2005

BALANCE, beginning	$ -
Increases	-
Decreases	-
BALANCE, ending	$ -

The accompanying notes are an integral part of these financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Cash Flows
For the Years Ended September 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (4,410)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	1,980
Unrealized loss on investments	22,066
Loss on investments	450
Changes in assets and liabilities	
Decrease in interest receivable	48
Decrease in due from shareholder	6,523
Decrease in margin debt	(10,237)
Decrease in accrued expenses	(2,400)
Net cash flows provided by operating activities	14,020
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of investment	5,914
Purchases of investments	(35,368)
Purchases of furniture and equipment	(1,297)
Net cash flows used in investing activities	(30,751)
NET DECREASE IN CASH	(16,731)
CASH, beginning	127,511
CASH, ending	$ 110,780
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS	
Cash paid for interest	$ 1,160

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Line of Business

Bullish Bob Bagley Securities, Inc. (the Company) was incorporated in Texas on May 12, 1989. The corporation is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the company's customers would be handled by a correspondent broker-dealer. The Company is located in Dallas, Texas and its customers are located primarily in Texas. The Company provides small and middle-market business and middle-income individuals brokerage services.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Income

Commissions are recognized as income on a trade date basis.

Property and Equipment

Furniture and equipment are stated at cost. The cost of maintenance and repairs is charged to expense as incurred and betterments are capitalized. Depreciation is computed using an accelerated method over estimated useful lives ranging from five to seven years. For the year ended September 30, 2005, depreciation expense was $1,980.

(Continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Federal Income Tax

The Company accounts for federal income taxes under the provisions of SFAS No. 109 which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, the recognition of future tax benefits, such as net operating loss carryforwards, are required to the extent that realization of such benefits are more likely than not.

NOTE B - NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $25,000, as defined under such provisions. Net capital will fluctuate on a daily basis. The Company had net capital of $77,802 at September 30, 2005.

NOTE C - FEDERAL INCOME TAX AND DEFERRED FEDERAL INCOME TAX

The Company follows SFAS No. 109, "Accounting for Income Taxes", which requires the establishment of a deferred tax asset and liability for the recognition of future deductions or taxable amounts and operating loss and tax credit carryforwards. Deferred federal income tax expense or benefit is recognized as a result of the change in the deferred asset or liability during the year using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized.

Temporary differences giving rise to the deferred tax asset consist of differences in depreciation methods for federal income tax and financial reporting purposes, unrealized gain or loss on fungibles and hedging activities, and operating loss carryforwards.

The Company has net operating losses in the amount of $34,403 to offset against future income income. These net operating losses begin to expire in 2020. At September 30, 2005, the net operating losses gave rise to a deferred tax asset and related valuation allowance in the amount of $12,041.

NOTE D – COMMITMENTS AND CONTENGENCIES

The Company leases office space month to month basis. The rent is currently $2,500 per month. For the year ended September 30, 2005, the Company recorded rent expense in the amount of $30,000.

SUPPLEMENTAL INFORMATION

BULLISH BOB BAGLEY SECURITIES, INC.
Computation of Net Capital
September 30, 2005

TOTAL SHAREHOLDER'S EQUITY	$ 93,044
ADD LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	93,044
DEDUCTIONS	
Non-allowable assets	4,211
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	88,833
HAIRCUTS ON SECURITIES	11,032
NET CAPITAL	$ 77,801
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17a-5 as of December 31, 2004)	
NET CAPITAL	
As reported in Company's Part II (unaudited) focus report	$ 77,802
ADJUSTMENTS, rounding	(1)
NET CAPITAL	$ 77,801

The accompanying notes are an integral part of these financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Computation of Basic Net Capital Requirement
September 30, 2005

MINIMUM NET CAPITAL REQUIRED	$ -
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 25,000
NET CAPITAL REQUIREMENT	$ 25,000
EXCESS NET CAPITAL	$ 52,802
EXCESS NET CAPITAL AT 1000%	$ 77,802

The accompanying notes are an integral part of these financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Computation of Aggregate Indebtedness
September 30, 2005

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ -
ADD	
Drafts for immediate credit	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
TOTAL AGGREGATE INDEBTEDNESS	$ -
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0%
PERCENTAGE OF DEBT TO DEBT EQUITY TOTAL COMPUTED IN ACCORDANCE WITH RULE 15c3-1(d)	N/A

The accompanying notes are an integral part of these financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Reconciliation of Non-Allowable Assets
September 30, 2005

NON-ALLOWABLE ASSETS (Included in Part II of Form X-17a-5 as of September 30, 2005)	$ 6,190
DEPRECIATION RECORDED IN FINANCIAL STATEMENTS	(1,980)
ROUNDING	1
NON-ALLOWABLE ASSETS (Included in Company's audited financial statements)	$ 4,211

The accompanying notes are an integral part of these financial statements.

KREMPEIN & WILLINGHAM, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Bullish Bob Bagley Securities, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Bullish Bob Bagley Securities, Inc. (the Company), for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

(Continued)

14902 Preston Road | Suite 404 | PMB #347 | Dallas, Texas 75254 | *Phone* 469.222.3990 | *Fax* 972.250.2234

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travers & Willingham LLP

October 19, 2005
Dallas, Texas